UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

On September 17, 2007, T-Mobile USA, Inc. and SunCom Wireless Holdings, Inc. (NYSE: TPC) announced that they have entered into a definitive merger agreement for the acquisition by T-Mobile USA of all of the outstanding shares of common stock of SunCom, for an aggregate of approximately $2.4 billion in cash and assumed debt. This includes cash payment of approximately $1.6 billion and the assumption of approximately $0.8 billion net debt. T-Mobile USA is a wholly owned subsidiary of Deutsche Telekom AG (NYSE: DT). This announcement was contained in a press release, a copy of which is filed as Exhibit 99.1 to this Report and incorporated herein.

Exhibit Index

99.1	Press Release dated September 17, 2007 relating to proposed merger of T-Mobile USA and SunCom Wireless Holdings, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: September 20, 2007